UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  4  )*



                Inamed Corporation
                 (Name of Issuer)


                       Common Stock
          (Title of Class of Securities)

                   453235103
                  (CUSIP Number)

               Jonathan Green, Esq.
              Appaloosa Management
                      L.P.
                51 John F. Kennedy
Parkway
              Short Hills, New Jersey
07078
                  (201) 376-5400
              Robert C. Schwenkel,
                      Esq.
              Fried, Frank, Harris,
               Shriver & Jacobson
               One New York Plaza
            New York, New York 10004
                  (212) 859-8000


   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                     May 13, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 9
                Page 1 of 10 Pages
                   SCHEDULE 13D

CUSIP No. 453235103             Page 2 of 10 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of6,061,779
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person6,061,779
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     6,061,779

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     45.12%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 453235103             Page 3 of 10 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of6,061,779
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person6,061,779
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     6,061,779

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     45.12%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 4 to the statement on
Schedule 13D filed on behalf of Appaloosa
Management L.P. (the "Manager") and David A. Tepper
("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on August 26,
1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on
January 28, 1997 and Amendment No. 3 filed on April
7, 1997 (the "Schedule 13D"), relates to the common stock of Inamed Corporation (the "Company").
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


 Item 3.Source and Amount of Funds or Other
Consideration

     Of the additional 60,000 Shares and the
$20,500,000 principal amount of the 11% Secured
Convertible Notes due 1999 of the Company acquired by the Reporting Persons since the filing of the Amendment No. 3 to Schedule 13D, on March 27, 1997,
29,364 Shares and $10,032,700 principal amount of Notes were purchased with the personal funds of the Partnership, 23,892 Shares and $8,163,100 principal amount of Notes were purchased with the working capital of Palomino and 6,744 Shares and $2,304,200 principal amount of Notes were purchased with the working capital of Reliance.

     The purchase price of the Shares was $4.25 per Share. The Notes purchased from SC (as defined below) were purchased at a price equal to their face amount plus 1/8 of 1%, and the Notes purchased from Dreyfus were purchased at a price equal to their face amount plus 1/2 of 1%.


 Item 4.Purpose of Transaction

     As previously reported in the Schedule 13D and Amendment No. 3 thereto, on March 27, 1997,
Appaloosa Investment Limited Partnership I (the
"Partnership") (for itself and on behalf of, and as agent for, Palomino Fund Ltd. ("Palomino") and Ferd
L.P. ("Ferd" and, together with the Partnership and Palomino, collectively, the "Purchasers")) agreed to purchase from (i) certain affiliates of Siegler, Collery & Co. (collectively, "SC") and (ii) Dreyfus, in the aggregate, $11,697,142.86 principal amount of 11% Secured Convertible Notes due 1999 of the
Company (the "Notes") issued under that certain indenture, dated as of January 22, 1996 (as amended from time to time, the "Indenture"), between the Company and Santa Barbara Bank & Trust, as trustee.
The purchase of the Notes was conditioned upon the effectiveness of certain amendments to the Indenture set forth in that certain Letter
Agreement, dated February 27, 1997 (the "Letter
Agreement"), between the Company and the holders of the Notes.

     On May 13, 1997, the Purchasers orally agreed with SC and Dreyfus (collectively, the "Sellers")
(i) to rescind the parties' previous agreement regarding the purchase and sale of the Notes, (ii) to purchase from the Sellers, in the aggregate, $20,500,000 principal amount of the Notes and from Dreyfus, separately, 60,000 Shares and (iii) to assume the rights and obligations of the Sellers under the Letter Agreement.


     The Reporting Persons have acquired the Shares and have agreed to acquire the Notes for investment purposes. The Reporting Persons may determine to make additional purchases of Shares, Notes and/or
Warrants (as defined below) and may determine to sell all or a portion of their Shares, Notes and/or
Warrants. Such determination would depend upon prevailing market conditions and other factors.
Any such purchases or sales would be effected in open-market or privately-negotiated transactions or through the conversion of the Notes or exercise of the Warrants.

     In light of the increased magnitude of the Reporting Persons' investment in the Company, the Reporting Persons may seek to influence management of the Company in order to ensure that the Company is managed to maximize the value of the enterprise.
The Reporting Persons intend to contact the Company to seek a meeting with management to discuss certain material business issues relating to the Company, including, without limitation, the
Reporting Persons' view that the Company should seek to retain experienced and independent personnel in key operating positions. In the future, the Reporting Persons may consider whether to take additional actions to protect their investment in the Company, including, without limitation, (i) the acquisition of additional securities of the Company or the disposition of securities of the Company, (ii) proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries and (iii) proposing a change in the present Board of Directors or management of the Company.

     Except as indicated above, the Reporting
Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule, although the Reporting
Persons reserve the right to determine in the future to take any action which relates to or would result in any of such events, actions or conditions.


 Item 5.Interest in Securities of the Issuer


     Pursuant to the Letter Agreement, the
Purchasers (as assignees of the Sellers) have
agreed to a restructuring of the Company's
indebtedness held by the Purchasers in order to
accomplish the following: (i) terminate those
certain Escrow Agreements, each dated as of January
2, 1996 (as amended from time to time, the "Escrow
Agreements"); (ii) return $15 million in escrowed
funds held pursuant to the Escrow Agreements to the
Purchasers and the other holders of the Notes
(collectively, the "Holders") in a partial
redemption of the Notes pro rata based upon the
respective principal amounts of the Notes owned by
the Purchasers and the other Holders ; and (iii)
resolve certain issues arising under that certain
Note Purchase Agreement, dated as of January 23,
1996, between the Company and the original
purchasers of the Notes (the "Note Purchase
Agreement") and effect certain amendments to the
Indenture.  As contemplated by the Letter Agreement
and subject to the terms thereof, in addition to
the termination of the Escrow Agreements and the
release of the escrowed funds as described above,
the Company has agreed (i) to issue to the
Purchasers and the other Holders warrants to
purchase 1,640,952 Shares (the "Warrants") pro rata
based upon the respective  principal amounts of the
Notes owned by the Purchasers and the other Holders
on the date of issuance of the Warrants and (ii) to
amend the terms of the Notes as described below and
in the Letter Agreement.   The Warrants will be
exercisable, at any time, in whole or in part, by the holders thereof after August 15, 1997, and prior to March 31, 2000 at an exercise price of $9.00 per Share. The Purchasers will receive
Warrants that will represent, in the aggregate, the right to purchase 959,722 Shares. The Company will have the right to repurchase any outstanding
Warrants, upon not less than 30 days' prior written notice to the Holders, at a repurchase price of $.01 per warrant, only after (a) the earlier of(i) the issuance by the United States District Court, Northern District of Alabama, Southern Division (or any successor court with jurisdiction over the Silicone Gel Breast Implant Products Liability
Litigation (MDL 926)), of a final non- appealable order certifying the Company's Mandatory (non-
"opt-out" Limited Fund) Class under Rule 23(b)(1)(B) of the Federal Rules of Civil Procedure or (ii)
"Circling of the Class" with ninety-seven percent
(97%) of the silicone breast implant litigation currently existing against the Company settled in whatever way is in the best interest of the Company; and (b) after the occurrence of the earlier of events described in clause (a) of this paragraph, the closing volume weighted average trading price of the Shares as reported on the Bloomberg Nasdaq Market Reporting System, shall average $13.00 per Share for 20 consecutive trading days. The Company has further agreed (i) to use its best efforts to register with the Commission on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), on or before March 22, 1997 (or cause an appropriate post-effective amendment to be made to an existing registered registration statement on or prior to such date), and use its best efforts to become effective on or before May 31, 1997, a registration statement with respect to the Warrants and the aggregate amount of Shares to be issued upon exercise of the Warrants and (ii) to keep such registration statement effective for a period of time required for disposition of such Warrants or Shares by the Holders. In the event such registration statement is not filed or declared effective on or prior to the applicable date set forth above, the exercise price of the Warrants will be reduced by $.50 and, if such registration statement is not filed or declared effective within 45 days after the applicable date set forth above, the exercise price of the Warrants will be reduced by an additional $.50 (and thereafter reduced by an additional $.50 for each subsequent period of 45 consecutive days that such filing and/or effectiveness does not occur). To the knowledge of the Reporting Persons, as of the date hereof, the Company has not filed a registration statement with respect to the Warrants and the aggregate amount of Shares to be issued upon exercise of the Warrants;
therefore, the exercise price of the Warrants should be reduced by $1.00 to an exercise price of $8.00 per Share The Letter Agreement further provides that the Company will use its best efforts to amend the Company's existing effective S-3 registration statement in order to register under the Securities Act all of the Shares issuable upon conversion of the Notes (as the terms of such Notes are to be amended as described below and in the Letter Agreement) and keep such registration statement effective for a period of time required for the disposition of such Shares by the Holders.
The Purchasers agreed that they will not sell the Warrants issued to them prior to August 15, 1997.

     The Letter Agreement also provides that the
conversion terms of the Notes will be amended such
that such Notes may be converted at any time, in
whole or in part, by the Holders thereof into that
number of Shares obtained by dividing the principal
amount of the Note or portion thereof to be
converted by a conversion price equal to the lesser
of (i) $8.00 per Share, as adjusted from time to
time as provided in the Indenture (as amended as
described below), and (ii) an amount equal to 85%
of the closing volume weighted average trading
price of the Shares as reported on the Bloomberg
Nasdaq Market Reporting System for the 10-day
period prior to delivery of a conversion notice to
the Company by the applicable Holder; provided,
however, that, subject to certain de minimis
exceptions, each Holder may only convert up to
forty percent (40%) of the initial aggregate
principal amount of Notes held by such Holder in
any 60-day period.   In addition, the Letter
Agreement provides that the Indenture will be
amended to include (A) full anti-dilution price
protections in the event Shares (i) are issued or
sold by the Company (or Shares may be issued upon
exercise of options, warrants, convertible
securities or similar securities issued or sold
after the date hereof) for $5.50 or less per Share
(subject to any appropriate proportionate
adjustments as a result of the occurrence of
certain events relating to the capital stock as
contemplated in the Letter Agreement), other than
Shares issued as part of a settlement of identified
breast implant product litigation, or (ii) are
issued or sold by the Company outside the United
States in a transaction or series of transactions
pursuant to Regulation S of the Securities Act or
any successor regulation, and (B) other
anti-dilutive adjustment features with respect to
the number of Shares of the Company.   The Company
has agreed to use its best efforts to cause the execution and delivery of all documents contemplated by the Letter Agreement on or prior to March 6, 1997. Upon execution and delivery of the documents contemplated therein, the Purchasers have agreed to waive any default of Section 2.18 of the Note Purchase Agreement with respect to the requirement that approximately $10 million of the proceeds from the issuance of the Notes be used for long-term capital investments and improvements.

     Giving effect to the transactions contemplated in the Letter Agreement, the Partnership, Palomino and Ferd may be deemed to hold $5,724,581.72, $4,651,802.29 and $1,314,758.86 principal amount of the Notes, respectively. Based upon the potential conversion of the Notes and a closing volume weighted average trading price of $3.226 for the Shares as reported on the Bloomberg Nasdaq Market
Reporting System for the 10-day period ending May
12, 1997, the Partnership, Palomino and Ferd may be deemed to have acquired beneficial ownership of 2,087,663, 1,698,625 and 479,471 Shares, respectively.  In addition, the Partnership,
Palomino and Ferd may be deemed to hold Warrants representing the right to purchase 469,687, 382,161 and 107,872 Shares, respectively.

     Since the filing of Amendment No. 3 to the
Schedule 13D, on April 7, 1997, the Partnership,
Palomino and Reliance Standard Life Insurance
Company ("Reliance") sold, in the aggregate, 1,500
Shares in the open market.

     As of the date hereof, the Partnership,
Palomino, Ferd and Reliance may deemed to have
beneficial ownership of 3,042,614, 2,338,173,
594,087 and 86,905 Shares, respectively
 .
(a) This statement on Schedule 13D relates to 6,061,779 Shares may be deemed to be beneficially owned by the Reporting Persons, which constitute approximately 45.12% of the issued and outstanding Shares.

(b) The Manager may be deemed to have sole voting and dispositive power with respect to 6,061,779 Shares. Mr. Tepper may be deemed to have sole voting and dispositive power with respect to 6,061,779 Shares.

(c)  Within the past sixty days, the Reporting
     Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such sales were made on the open market. All of such purchases were made in a privately-negotiated transaction with the Sellers described above.

(d)  Not applicable.

  (e)Not applicable.



Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer

     Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Indenture

     Exhibit B:     Letter Agreement

     Exhibit C:     Escrow Agreements

     Exhibit D:     Note Purchase Agreement

     Exhibit E:     Transactions in Shares of the
                    Company
     Since the Last Filing on Schedule
13D


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 1997


     Appaloosa Management L.P.
      By:Appaloosa Partners
Inc.,
     Its General Partner

      By:/s/ David A. Tepper

     David A. Tepper
     President


     David A. Tepper


     /s/ David A. Tepper

                   EXHIBIT INDEX


       Exhibit     Exhibit NamePage

    A     Indenture                          [Inco
                                             rpora
                                             ted
                                             by
                                             refer
                                             ence
                                             to
                                             Exhib
                                             it
                                             99.2
                                             to
                                             the
                                             Compa
                                             ny's
                                             Inter
                                             im
                                             Repor
                                             t on
                                             Form
                                             8-K
                                             filed
                                             on
                                             April
                                             19,
                                             1996.
                                             ]

 B                   Letter Agreement        [Inco
                                             rpora
                                             ted
                                             by
                                             refer
                                             ence
                                             to
                                             Exhib
                                             it 1
                                             to
                                             the
                                             Amend
                                             ment
                                             No. 2
                                             to
                                             the
                                             Sched
                                             ule
                                             13D
                                             of SC
                                             Funda
                                             menta
                                             l
                                             Inc.,
                                             et
                                             al.
                                             filed
                                             March
                                             4,
                                             1997.
                                             ]

     C     Escrow Agreements       [Inco
                                   rpora
                                   ted
                                   by
                                   refer
                                   ence
                                   to
                                   Exhib
                                   its
                                   99.8
                                   and
                                   99.9
                                   to
                                   the
                                   Compa
                                   ny's
                                   Inter
                                   im
                                   Repor
                                   t on
                                   Form
                                   8-K
                                   filed
                                   on
                                   April
                                   19,
                                   1996.
                                   ]

 D                   Note Purchase  Agreement
                                              [Incorporated by reference to
                                           Exhibit 1 to the Amendment No. 1
                                            to the Schedule 13D of SC
                                            Fundamental Inc., et al. filed
                                            June 26, 1996.]

E                   Transactions in Shares of          10
     the Company Since the Last
     Filing on Schedule 13D

                     EXHIBIT E

       Transactions in Shares of the Company
       Since the Last Filing on Schedule 13D



Transactions by Appaloosa Investment Limited
Partnership I








Purchase /
Trade
No. of Shares
Price per


Sale
Date
Purchased /
Sold
Share


S
05-01-97
500
2.700


S
05-02-97
500
2.825


S
05-05-97
245
3.21


P
05-13-97
29,364
4.25








Transactions by Palomino Fund Ltd.









Purchase /
Trade
No. of Shares
Price per


Sale
Date
Purchased /
Sold
Share


S
05-05-97
199
3.21


P
05-13-97
23,892
4.25








Transactions by Reliance Standard Life Insurance
Company








Purchase /
Trade
No. of Shares
Price per


Sale
Date
Purchased /
Sold
Share


S
05-05-97
56
3.21








Transactions by Ferd L.P.








Purchase /
Trade
No. of Shares
Price per


Sale
Date
Purchased /
Sold
Share


P
05-13-97
6,744
4.25